Filed by Poema Global Holdings Corp. pursuant to Rule

425 under the Securities Act of 1933, as amended, and

deemed filed pursuant to Rule 14a-12 under the Securities

Exchange Act of 1934, as amended

Subject Company: Poema Global Holdings Corp.

(SEC File No.: 001-39844)

Date: September 17, 2021

September 16, 2021

09:31 AM – 09:39 AM ET

Transcript: CNN First Move_Interview Horace Luke

[00:00:00]

ISA SOARES: Now to a Taiwanese startup planning an electric debut on the NASDAQ. E-Scooter Company Gogoro announcing just this morning they will go public in a SPAC in a space which values it at $2.3 billion. Much of its value lies in its battery subscription service, which you're seeing on your screen. And this really allows customers to buy the scooters but rent the electric batteries, which are the most expensive element. Joining me is Horace Luke. He is the chairman and CEO of Gogoro. Horace, great to have you on the show. Congratulations, first of all. Let's start with this merger with Poema and your listing on the NASDAQ. Tell our viewers what this means for your business going forward.

HORACE LUKE: Thank you, Isa for having me on your show. It's a really exciting time for electric mobility. We started our company about ten years ago with the single focus to make cities cleaner and better for the future by changing how people use energy. Through the last 10 years, we've been able to develop technology that really did that. As you said, in the heart of what we do every day is this advanced battery swapping infrastructure that lets electric mobility happen within these big cities. We just recently announced big partnerships in China, big partnerships in India. We're ready to go big and by going on to the NASDAQ and listing our company publicly, we get to get access to the capital and then also at the same time provide the transparency and the credibility that our partners are looking for and the market is looking for.

ISA SOARES: Like you said, Horace, this of course will really give you fresh funds let's say as you look at expand. You mentioned India. You mentioned China. The two most popular stations in the world. Where else have you got your eyes set on?

HORACE LUKE: Well China itself, there is about—China and India themselves, there is about half a billion vehicles moving around on the ground today. If people don’t know in the West, over 50% of all individual commute miles done every day is on two-wheelers. Alone 63 million vehicles are sold annually across these two countries. That represents about 80% of the volume of the regular four-wheel vehicle. The market is gigantic, especially if you consider the energy, as you said, of renting the battery and renting it as a mean of a fuel that is cleaner and paying for those instead of paying for gasoline. Now of course the periscope is up for many other nations. There are many places with two-wheelers as the main mode of transportation. But our real focus right now is really just executing in China in a big way. We are launching in Q4 in Hangzhou and Wuxi quickly after that and five to six cities immediately after that in the early part of next year. And then later part of 2022, we're launching in New Delhi with our partner Hero Motor Corp, helping them transform their portfolio from the traditional ICE vehicle to now cleaner, better electric transportation, electric vehicles.

ISA SOARES: And if our viewers watching be it in India and China, if they want to do this, give us a sense of cost in terms of renting these batteries, Horace.

September 16, 2021

09:31 AM – 09:39 AM ET

Transcript: CNN First Move_Interview Horace Luke

HORACE LUKE: Well the amazing thing is what we did was we removed the most expensive part, as you said, from the equation, from the purchase. So, instead of buying a very expensive electric vehicle, you no longer buy the batter, which makes up about 30-40% of the overall cost of material when you build the vehicle. That in turn we can provide the vehicle at the same cost, if not even cheaper than a traditional gasoline vehicle. And because you pay just as much as you use the battery, you pay over time. And the equivalent of that against gasoline is about the same. Maybe slightly higher if you use less of the battery. But if you use a lot, it ends up being more economical. In a nation like India and China, people depend on these two-wheel vehicles in a big way to not only get themselves around town, but just essential part of their everyday living within these big cities. We see the cost of ownership over a couple of years of owning the vehicle to be about a wash from what they are used to in the beginning using ICE vehicle to now the electric vehicle.

ISA SOARES: And I know you already have deals with big scooter brands like you said, Horace, in China and India. But give me a sense of the growth of the subscribers of how well it's been received.

HORACE LUKE: Well in Taiwan, I'll give you an example of what we did in Taiwan. We launched our idea in 2015 in Taiwan. Before we launched, the electric two-wheeler in Taiwan did not even make up 1% of the market share. What's amazing is that since we launched, now it makes up about 10% of the overall market share when you count in all the gasoline vehicle. Now in comparison, Tesla has about 3.5% of the U.S. automotive market.

[00:05:00]

So we've done a really good job building up the electric two-wheeler to be now popular. Now what's amazing within that is us and our partner, we count Yamaha and Suzuki Taiwan, along with a number of other vehicle makers as part of our partnership to build these vehicles that uses the same infrastructure. And because of the ease and the fondness of using the battery swapping system, we're able to capture, amongst that growth of 1,000% in market share, we now have 97% of the overall EV market in Taiwan. Now in China, China is the center of electric vehicle today, but they are using these very environmentally damaging lead acid batteries. Through a new regulation that's been in place since 2019, there's about 290 million vehicles that over the next five years has to convert to more efficient, cleaner lithium ion battery. But because of the energy density of the lithium ion battery, it really requires a different way of charging these batteries. And that's why you see the popularity of at least people talking about battery swapping within China.

ISA SOARES: But let me ask you about battery, now that you've mentioned it, Horace. I mean what else do you think your batteries can be used for here? Give us a sense of ideas. What are you seeing in terms of possibilities here?

HORACE LUKE: Well I keep telling everybody within my company, with people I talk with, energy is at the center of all human innovation. You know, just the fact that I'm talking to you today has to do with power. And all we do is put that power into a very portable smart and connected way. Now mobility of course is the largest consumption of energy that you use every day. We can use these portable power to do things that are very, very different than just mobility itself. We've got projects that are going on that have wheels, that have more than two wheels, as well as things that actually don’t have wheels. Batteries can power many, many things, especially when it's portable. There's a lot of skunkworks project within our company that we're working on that takes these batteries to the next level to really use them for different applications that you think about the world changing to cleaner energy.

September 16, 2021

09:31 AM – 09:39 AM ET

Transcript: CNN First Move_Interview Horace Luke

ISA SOARES: Well we shall keep an eye on your business. We wish you obviously all the best of luck. Congratulations on your debut on the NASDAQ. Horace Luke, the chairman and CEO of Gogoro. Thanks very much. Great to have you on the show.

HORACE LUKE: Thank you, Isa.

[00:07:30]

Forward Looking Statements

This communication contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the U.S. Securities Exchange Act of 1934 (“Exchange Act”) that are based on beliefs and assumptions and on information currently available to Poema Global and Gogoro Inc. (“Gogoro”). In some cases, you can identify forward-looking statements by the following words: “may,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “ongoing,” “target,” “seek” or the negative or plural of these words, or other similar expressions that are predictions or indicate future events or prospects, although not all forward-looking statements contain these words. Any statements that refer to expectations, projections or other characterizations of future events or circumstances, including projections of market opportunity and market share, the ability of Gogoro’s business model to be successful in the future, future products, the capability of Gogoro’s technology, Gogoro’s business plans including its plans to expand globally, its timing for introducing its battery swapping in China, the sources and uses of cash from the proposed transaction, any benefits of Gogoro’s partnerships, strategies or plans as they relate to the proposed transaction, anticipated benefits of the proposed transaction and expectations related to the terms and the timing of the proposed transaction are also forward-looking statements. These statements involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from those expressed or implied by these forward-looking statements. Although each of Poema Global and Gogoro believes that it has a reasonable basis for each forward-looking statement contained in this communication, each of Poema Global and Gogoro caution you that these statements are based on a combination of facts and factors currently known and projections of the future, which are inherently uncertain. In addition, there will be risks and uncertainties described in the proxy statement/prospectus on Form F-4 relating to the proposed transaction, which is expected to be filed by Gogoro with the SEC and other documents filed by Gogoro or Poema Global from time to time with the SEC. These filings may identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Neither Poema Global nor Gogoro can assure you that the forward-looking statements in this communication will prove to be accurate. These forward-looking statements are subject to a number of risks and uncertainties, including, among others, the ability to complete the business combination due to the failure to obtain approval from Poema Global’s shareholders or satisfy other closing conditions in the business combination agreement, the occurrence of any event that could give rise to the termination of the business combination agreement, the ability to recognize the anticipated benefits of the business combination, the amount of redemption requests made by Poema Global’s public shareholders, costs related to the transaction, the impact of the global COVID-19 pandemic, the risk that the transaction disrupts current plans and operations as a result of the announcement and consummation of the transaction, the outcome of any potential litigation, government or regulatory proceedings and other risks and uncertainties, including those to be included under the heading “Risk Factors” in the registration statement on Form F-4 to be filed by Gogoro with the SEC and those included under the heading “Risk Factors” in the annual report on Form 10-K for year ended December 31, 2020 of Poema Global and in its subsequent quarterly reports on Form 10-Q and other filings with the SEC. There may be additional risks that neither Poema Global or Gogoro presently know or that Poema Global and Gogoro currently believe are immaterial that could also cause actual results to differ from those contained in the forward looking statements. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by Poema Global, Gogoro, their respective directors, officers or employees or any other person that Poema Global and Gogoro will achieve their objectives and plans in any specified time frame, or at all. The forward-looking statements in this communication represent the views of Poema Global and Gogoro as of the date of this communication. Subsequent events and developments may cause those views to change. However, while Poema Global and Gogoro may update these forward-looking statements in the future, there is no current intention to do so, except to the extent required by applicable law. You should, therefore, not rely on these forward-looking statements as representing the views of Poema Global or Gogoro as of any date subsequent to the date of this communication.

Important Additional Information Regarding the Transaction Will Be Filed With the SEC

In connection with the proposed transaction, Gogoro will file a registration statement on Form F-4 with the SEC that will include a prospectus with respect to Gogoro’s securities to be issued in connection with the proposed transaction and a proxy statement with respect to the shareholder meeting of Poema Global to vote on the proposed transaction. Shareholders of Poema Global and other interested persons are encouraged to read, when available, the preliminary proxy statement/prospectus as well as other documents to be filed with the SEC because these documents will contain important information about Poema Global, Gogoro and the proposed transaction. After the registration statement is declared effective, the definitive proxy statement/prospectus to be included in the registration statement will be mailed to shareholders of Poema Global as of a record date to be established for voting on the proposed transaction. Once available, shareholders of Poema Global will also be able to obtain a copy of the F-4, including the proxy statement/prospectus, and other documents filed with the SEC without charge, by directing a request to: 101 Natoma St., 2F, San Francisco, CA 94105. The preliminary and definitive proxy statement/prospectus to be included in the registration statement, once available, can also be obtained, without charge, at the SEC’s website (www.sec.gov).

Participants in the Solicitation

The Company and Gogoro and their respective directors and executive officers may be considered participants in the solicitation of proxies with respect to the potential transaction described in this communication under the rules of the SEC. Information about the directors and executive officers of Poema Global and their ownership is set forth in Poema Global’s filings with the SEC, including its Form 10-K for the year ended December 31, 2020 and subsequent filings under section 16 of the Exchange Act or on Form 10-Q. Additional information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of Poema Global’s shareholders in connection with the potential transaction will be set forth in the registration statement containing the preliminary proxy statement/prospectus when those are filed with the SEC. These documents are available free of charge at the SEC’s website at www.sec.gov or by directing a request to: 101 Natoma St., 2F, San Francisco, CA 94105.

No Offer or Solicitation

This communication is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and does not constitute an offer to sell or a solicitation of an offer to buy any securities of Company or Gogoro, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act.